July 1, 2008

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Attn:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Markel Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2008

File No. 001-15811

Dear Mr. Rosenberg:

We are responding to your comment letter dated June 2, 2008. For ease of reference, we have reproduced your comments and provided our response directly following them. Please also refer to Appendix A, which is a revised version of Note 11 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008.

Form 10-K for the year ended December 31, 2007

Business Overview

Investments, page 26

1.	You disclose that your fixed maturity portfolio has an average rating of “AA,” with 91% rated “A” or better by at least one nationally recognized rating organization. Please revise your disclosure to clarify your holdings of below investment grade investments. In addition, please revise your disclosure to clarify whether and to what extent your investment grade ratings are dependent on guarantees issued by third parties and if so, disclose the ratings without the guarantees. Also disclose your exposure to guarantor default including any significant concentration in a guarantor.

We advise you supplementally as follows:

•	Below investment grade securities represent 1% of the estimated fair value of our fixed maturity portfolio. This percentage is disclosed in the chart presented on page 27.

•	Approximately 22% of the estimated fair value of our fixed maturity portfolio is subject to guarantees issued by third parties.

•

The investment grade ratings disclosed on page 27 reflect guarantees issued by third parties. There is no material difference between the disclosed ratings and the ratings without the guarantees. An additional $1.8 million, or 0.03%, of the estimated fair value of our fixed maturity portfolio would be rated below investment grade if third party guarantees were excluded.

•

We do not believe we have any material exposure to guarantor default. Our largest concentration in any one guarantor represents 6% of the estimated fair value of our fixed maturity portfolio. All of our holdings related to this guarantor have investment grade ratings with and without the guarantees.

In future filings, beginning with our Form 10-K for the year ended December 31, 2008, we will revise our disclosure as follows (revised text in italics and bold):

“Our fixed maturity portfolio has an average rating of “AA,” with 9X% rated “A” or better by at least one nationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturities that are unrated or rated below investment grade. At December 31, 2008, approximately 1% of our fixed maturity portfolio was unrated or rated below investment grade. Our fixed maturity portfolio includes securities issued with financial guaranty insurance. We purchase fixed maturities based on our assessment of the credit quality of the underlying assets without regard to insurance.

See “Market Risk Disclosures” in Management’s Discussion & Analysis of Financial Condition and Results of Operations for additional information about investments.

The following chart presents our fixed maturity portfolio, at estimated fair value, by rating category at December 31, 2008. The rating categories presented below reflect the impact of financial guaranty insurance. The difference between the ratings below and the ratings based upon the stand-alone credit quality of the underlying assets excluding financial guaranty insurance is not significant.”

Financial Statements

Note 12: Shareholders’ Equity, page 57

2.	In Note a) you disclose that in 2007 you repurchased 49,500 shares of common stock at a cost of $24.2 million under your share repurchase program. If these purchases were made within the fourth quarter of 2007, please provide the tabular disclosure required by Item 703 of Regulation S-K regarding purchases of equity securities by the issuer.

We advise you supplementally that the purchases were made in February and March of 2007 and were disclosed in our Quarterly Report on Form 10-Q for the period ended March 31, 2007 under Item 2 of Part II.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Note 11: Fair Value Measurements, page 12

3.	You disclose that if quoted prices in active markets are not available, fair values of your investments are measured by an independent pricing service that utilizes valuation techniques based upon observable market data. It appears to be the case from the disclosure that the pricing service determines fair value rather than management:

•	If this is not the case, please revise your disclosure to clarify.

•	In either case, please describe the techniques and disclose the assumptions used to determine fair value.

Further, while you are not required to indicate or infer that the independent pricing service determines fair value, when you do, you must also disclose its name. If you include its name in or incorporate it by reference into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

In future filings, beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2008, we will revise our Fair Value Measurements note, as provided in Appendix A, to include a discussion that further describes the techniques and assumptions used to determine fair value. For ease of reference, the revisions to Note 11 have been included in Appendix A in italicized and bold text.

We advise you supplementally that management, not an independent pricing service, determines fair values of our investments. The disclosure included in Appendix A has been revised to clarify this point.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard R. Whitt, III
Richard R. Whitt, III
Senior Vice President and Chief Financial Officer

cc:	Alan I. Kirshner
D. Michael Jones
Nora N. Crouch

APPENDIX A

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. Statement No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value within that framework and expands disclosure requirements regarding the use of fair value measurements. Statement No. 157 became effective for the Company on January 1, 2008. The adoption of Statement No. 157 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Statement No. 157 establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with Statement No. 157, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, including the market, income and cost approaches. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Company to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.

Investments available for sale. Investments available for sale are recorded at fair value on a recurring basis and include fixed maturities, equity securities and short-term

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investments. Fair value for these investments is measured based upon quoted prices in active markets, if available. Fair value is determined by the Company after considering various sources of information, including information provided by an independent pricing service. The Company analyzes the independent pricing service’s valuation methodologies and related inputs, which include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, duration, credit ratings, estimated cash flows and prepayment speeds. Due to variations in trading volumes and the lack of quoted market prices for fixed maturities, the fair value of fixed maturities is normally derived through recent reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable data described above. If there are no recent reported trades, the fair value of fixed maturities may be derived through the use of matrix or model processes, where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate.

The Company has evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Level 1 investments include those traded on an active exchange, such as the New York Stock Exchange. Level 2 investments include U.S. Treasury securities and obligations of U.S. government agencies, municipal bonds, foreign government bonds and corporate debt securities.

Derivatives. Derivatives are recorded at fair value on a recurring basis and include treasury lock agreements and a credit default swap. Fair value for these derivatives is measured using independent pricing models. See note 9 for a discussion of the valuation models for derivatives, including the key inputs and assumptions to those models. Due to the significance of unobservable inputs required in measuring the fair value of these derivatives, they have been classified as Level 3 within the fair value hierarchy.

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The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of March 31, 2008, by level within the fair value hierarchy.

(dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Investments available for sale:
Fixed maturities	$—	$5,229,115	$—	$5,229,115
Equity securities	1,718,007	8,714	—	1,726,721
Short-term investments	5,280	75,904	—	81,184

Liabilities:
Derivatives	$—	$—	$43,498	$43,498

The following table summarizes changes in Level 3 liabilities measured at fair value on a recurring basis.

(dollars in thousands)	Derivatives
Beginning balance as of January 1, 2008	$33,141
Total net losses for the quarter included in:
Net income	4,083
Other comprehensive loss	6,274
Purchases, sales, issuances and settlements, net	—
Net transfers into (out of) Level 3	—

Ending balance as of March 31, 2008	$43,498

Net unrealized losses included in net income for the quarter relating to liabilities held at March 31, 2008	$4,083	(1)

(1)	Included in net investment income in the consolidated statement of income and comprehensive income (loss).

The Company did not have any assets or liabilities measured at fair value on a non-recurring basis during the three months ended March 31, 2008.

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